Exhibit 99.1

DNB Financial Corporation Names William J. Hieb President and Chief Executive Officer and James H. Thornton Chairman of the Board

DOWNINGTOWN, Pa., April 4, 2016 -- DNB Financial Corporation ("DNB") (NASDAQ: DNBF), today announced that William J. Hieb, 59, has been named permanent President and Chief Executive Officer. The company also announced that James H. Thornton has been named permanent Chairman of the Board of Directors.

Mr. Thornton said, "After careful consideration of his skills and background, the Board of Directors felt that Mr. Hieb offered both the stability and continuity needed to follow through with the company's strategic initiatives. He is committed to building long-term customer relationships through community involvement and increased shareholder value through continued core earnings growth."

Mr. Thornton continued, " I'm also grateful to the Board for the confidence they have placed in me as their Chairman. I am confident that Bill and I can work together to achieve continued success, a success that was built on prudent and decisive leadership."

About DNB Financial Corporation

DNB Financial Corporation is a bank holding company whose bank subsidiary, DNB First, National Association, is a community bank headquartered in Downingtown, Pennsylvania with 12 locations. DNB First, which was founded in 1860, provides a broad array of consumer and business banking products, and offers brokerage and insurance services through DNB Investments & Insurance, and investment management services through DNB Investment Management & Trust. DNB Financial Corporation's shares are traded on Nasdaq's Capital Market under the symbol: DNBF.  We invite our customers and shareholders to visit our website at https://www.dnbfirst.com. DNB's Investor Relations site can be found at http://investors.dnbfirst.com/.

For further information, please contact:

Jonathan T. McGrain, SVP
Director of Sales and Marketing
484-359-3221
jmcgrain@dnbfirst.com